UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM CORRESPONDENCE

PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

December 23, 2009
(Date of the earliest event reported)

Simulations Plus, Inc.
(Exact name of registrant as specified in its charter)

California	001-32046	95-4595609
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

42505 10th Street West, Lancaster, California 93534-7059
(Address of principal executive offices) (Zip Code)

661-723-7723
Registrant's telephone number, including area code

Mr. David Orlic
Attorney Advisor
U.S. Securities and Exchange Commission
Mail Stop 4561
Washington, DC 20549

Re:	Simulations Plus, Inc. Form 10-K for Fiscal year Ended August 31, 2009 Filed November 30, 2009 File No. 000-32046

Dear Mr. Orlic:

We have reviewed your comment letter dated December 23, 2009 and are responding to your comments to the above-referenced Form 10-K of Simulations Plus, Inc. (the “Company” or “we”).  We expect to file an amendment to such Form 10-K (“Amended 10-K”) via EDGAR on or before January 27, 2010, in response to your comments.  The following is a response to each of your comments (in the order of your comments) and a discussion of changes that will be made and their location in the Amended 10-K, if applicable.  All references to item numbers herein refer to the Amended 10-K unless otherwise stated.

Item 7 – Management’s Discussion and Analysis of Plan of Operation

Results of Operations, page 14

1.	Comment:

In your future filings, consider including an overview of management’s discussion and analysis of financial condition and results of operations to provide a balanced, executive-level discussion that identifies the most important themes or other significant matters that may impact your financial condition and operating results.  As examples of such themes and matters, we note in Exhibit 99.1 to your Form 8-K filed December 3, 2009, your PowerPoint presentation includes a high level summary overview of the fiscal year 2009 and your business strategy going forward.  For guidance see Section III.A of SEC Release No. 33 8350, available on our website at http:/www.sec.gov/rules/interp/33-8350.htm.

Response:

In our future filings we will include an overview of management’s discussion and analysis of financial condition and results of operations as you have suggested, following the guidance in Section III-A of SEC Release 33-8350, where appropriate.

2.	Comment:

Your discussion of the results of operations frequently does not quantify sources of material changes.  For example, refer to disclosure on page 14 addressing the increase in pharmaceutical software sales and services.  Please note that prefacing a reference to the source or sources of changes with the word “primarily” obscures the ability of the reader to identify the material sources of the change.  In addition, where a material change is attributed to two or more factors, including any offsetting factors, the contribution of each identified factor should be described in quantified terms.  See Section III.D of SEC Release No. 34 26831.  To the extent possible, please quantify the sources of material changes and offsetting factors.

Response:

Please see Results of Operations in Item 7 of the Amended 10-K to be filed on or after January 27,2010, which revises our discussion of the results of operations to quantify sources of material changes and offsetting factors.

Item 9A(T) – Controls and Procedures, page 21

3.	Comment:

You state that you maintain disclosure controls and procedures designed to ensure that “material information” related to your company is recorded, processed, summarized, and reported within the time periods specified in the SEC rules and forms.  However, your definition does not entirely conform to the full definition of disclosure controls and procedures, as defined in Exchange Act Rule 13a-15(e).  In your future filings, to the extent that you set forth the definition of disclosure controls and procedures, please ensure that you include the full definition set forth in Rule 13a-15(e), and that you do not qualify the definition as to materiality.  In your response letter, tell us whether the conclusions reached at the end of 2009 concerned disclosure controls and procedures as defined by Rule 13a 15(e).  Further, you state that your CEO and CFO based their evaluations “as of the end of the period,” without providing a specific date.  In future filings please clarify your disclosure by providing a specific date.

Response:

In our future filings, to the extent that we set forth the definition of disclosure controls and procedures, we will ensure that the full definition set forth in Rule 13a-15(e) is included and is not qualified as to materiality.

The conclusions reached at the end of 2009 concerned disclosure controls and procedures as defined by Rule 13a-15(e).

In our future filings, we will clarify such disclosures by providing a specific date.

4.	Comment:

We note the statement that a “control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met.”  In your response letter, please confirm, if true, that your CEO and CFO concluded that your disclosure controls and procedures were effective at that reasonable assurance level as of August 31, 2009.  In addition, ensure that future quarterly and annual reports set forth whether your CEO and CFO have concluded that your disclosure controls and procedures are effective at that reasonable assurance level.  In the alternative, omit from future filings the reference to the level of assurance of your disclosure controls and procedures.  Please refer to Section II.F.4 of SEC Release No. 33-8238.

Response:

Yes, our CFO and CEO both concluded that our disclosure controls and procedures were effective at such reasonable assurance level as of the end of August 31, 2009. In future filings, we will ensure that our CFO and CEO have concluded that our disclosure controls and procedures are effective at such reasonable assurance level, or alternatively, will omit the reference to the level of assurance of our disclosure controls and procedures.

Signatures, page 26

5.	Comment:

Your Form 10-K must be signed by your controller or principal accounting officer, in addition to your principal executive officer and principal financial officer.  See General Instruction D(2)(a) to Form 10-K.  Please confirm that one of the officers who signed the Form 10-K on your behalf was your controller or principal accounting officer.  In future filings on Form 10-K, please identify in your signature blocks the person signing in each of the foregoing capacities.

Response:

Our CFO, who signed the Form 10-K, serves as both our principal financial officer and our principal accounting officer.  Therefore, the Form 10-K was signed by our principal executive officer, principal financial officer and principal accounting officer.  In future filings we will ensure that all three applicable titles (principal executive officer, principal financial officer and principal accounting officer) are listed under the appropriate officer’s name.

Item 15 – Exhibits and Financial Statement Schedules

6.	Comment:

We note that you have redacted and marked as confidential, certain portions of Exhibits 10.34 and 10.41; however, it appears that you have not submitted corresponding requests for confidential treatment that conform to the requirements of Rule 24b-2 of the Securities Exchange Act.  Without an application for and a grant of confidential treatment, exhibits that are required pursuant to Item 601 of Regulation S-K must be filed in their entirety.  As a consequence of your failure to provide agreements in full and in the absence of a confidential treatment order, your Form 10-K is deficient and you should consider this as it pertains to pending registration statements.

Response:

Exhibit 10.34 and 10.41 will be filed with the Amended 10-K.  Please see Item 15 of Amended 10K.

7.	Comment:

While you have incorporated by reference certain exhibits required by Item 601 of Regulation S-K, we were unable to locate the exhibits referenced in footnotes 1 and 8 on page 25 of your filing.  To the extent that the exhibits are applicable to your Form 10-K for the fiscal year ended 2009 and are required by Item 601 of Regulation S-K, please revise your disclosure to clearly indicate where the exhibits can be located; or re-file the exhibits so that the information required by Item 601 is made publicly and electronically available to investors.

Response:

Several of the exhibits previously listed in the Form 10-K, including several referenced in footnotes 1 and 8, have terminated or expired, will not be performed at or after the filing of the Form 10-K or Amended 10-K and were entered into more than two years before the filing of the Form 10-K. Therefore we will remove these exhibits from the exhibit list in the Amended 10-K. Please see Item 15 of Amended 10K.  To the extent that any exhibits referenced in footnotes 1 and 8 of the Form 10-K are still applicable and required by Item 601 of Regulation S-K, we will file such exhibits with the Amended 10-K.  Please see Item 15 of Amended 10K.

8.	Comment:

On page F-18, you refer to your 2007 Stock Option Plan, but you do not appear to have filed this plan as an exhibit to your Form 10-K.  Please advise.  Refer to Item 601(b)(10)(iii) of Regulation S-K.

Response:

Our 2007 Stock Option Plan has been filed as an exhibit to our Form 10-Q for the first quarter of our fiscal year 2010 and will be incorporated by reference into the Amended 10-K.  Please see Item 15 of Amended 10K.

9.	Comment:

We note your disclosure on page F-I 2 that, for the 2009 fiscal year:  two customers accounted for 13% each of net sales for Simulations Plus; a third customer accounted for 12% of net sales for Simulations Plus; and one government agency accounted for 21% of net sales for Words+.  However, you do not appear to have filed as exhibits to your Form 10-K any contracts with these customers.  Please tell us whether you have contracts with any of these entities, and, if so, provide us with your analysis as to whether you are required to file these contracts as exhibits to your Form 10-K.  Refer to Item 601(b)(10)(i) and (ii) of Regulation S K.

Response:

The contracts (software license agreements) for the customers of Simulations Plus and orders from government agencies (Medicare and Medicaid, schools, etc.) that comprise a large part of the business of our Words+ subsidiary, are all substantially similar documents and ordinarily accompany the kind of business conducted by the Company and its subsidiaries, thus we consider them to be made in the ordinary course of business.

10.	Comment:

We note that according to your agreement with Enslein Research, Inc., you are required to pay 50% of gross sales revenues of the ADMET Metabolism Module to Enslein, in the form of a royalty payment.  Tell us what consideration you have given to including disclosure of the material terms of this agreement in your business description section and whether this agreement should be filed as an exhibit to your Form 10-K.  See Item 601(b)(10) of Regulation S-K.

Response:

The material terms of the agreement are just as you have noted in your comment, i.e., Enslein Research, Inc. receives 50% of the revenues we receive from licenses for the Enslein Metabolism Module. In addition, after a total of 50 licenses have been sold, Enslein will receive a one-time bonus of $50,000. The total amount of such royalties for fiscal year 2009 was $32,242, plus an accrued bonus of $30,000 of the $50,000. This amounts to 0.6% of revenues, and therefore we do not consider it material.

In connection with the comments provided in your letter dated December 23, 2009, the Company acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filings; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please let us know if you have any questions or need additional information.

Very best regards,

/s/ Momoko Beran
Momoko Beran
Chief financial officer